March 19, 2026

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Linkers Industries Limited

Registration Statement on Form F-1

File No. 333-294360

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Linkers Industries Limited, hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time, on Friday, March 20, 2026, or as soon as practicable thereafter.

Very truly yours,

/s/ Man Tak Lau
Name:	Man Tak Lau
Title:	Chairman of the Board of Directors

c.c.:	David Danovitch, Esq. Angela Gomes, Esq. Joseph E. Segilia, Esq.